UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Provell, Inc.
Full Name of Registrant

Former Name if Applicable

301 Carlson Parkway, Suite 201
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55305
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.(ATTACH EXTRA SHEETS IF NEEDED)

The Company is unable to file its Form 10-K within the prescribed time period.  The reason is that the Company’s possible disqualification from independently billing Visa card transactions, which is the subject of a pending proceeding, requires the Company to determine the likely impact of disqualification on its cash flow.  Until the Company’s payment processor responds to the Company’s request to cease withholding additional cash reserves and to restructure the existing reserve agreement to provide for an alternative form of collateral, such as a permitted subordinated security interest in the Company’s membership renewal base, performing the required cash flow analysis with reasonable certainty is not possible.  The outcome of this uncertainty is material to the Company’s consolidated financial statements because absent a modification of the reserve agreement with the payment processor, as discussed above, the Company may be required to write-off its deferred tax asset in total due to the possibility of a going-concern opinion from the Company’s auditors on its consolidated financial statements.  The Company expects to have this issue resolved no later than the week ending April 12, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Terry D. Peterson	952	258-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report, on its Form 10-K, net revenue of $138.1 million and $135.9 million for the years ended December 31, 2001 and 2000, respectively. In addition, the Company expects to report an operating loss of $24.6 million, as compared to operating income of $27.8 million, for the years ended December 31, 2001 and 2000, respectively. The change in the results of the Company’s operations is attributable to (i) marketing to a larger proportion of lists with comparatively less attractive first-year economics early in 2001 in order to improve short-term cash flow to meet liquidity needs, (ii) a less favorable mix of acquisition and renewal revenues as the Company continues to replace its economically more attractive Company-owned membership base with revenue obtained from third party clients, and (iii) a high-cost information technology and call center infrastructure assumed following the closing of the Company’s wholly owned subsidiary, ClickShip Direct, Inc. Given the ongoing discussion with the Company's payment processor, the Company is unable to determine the realizability of its deferred tax asset and is, therefore, unable to estimate its net income for 2001.

Provell, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2002	By	/s/ Terry D. Peterson
Acting CFO, Controller, and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).